UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

XY – the Findables Company

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Columbia Street #205

San Diego, California 92101

(Full mailing address of principal executive offices)

(619) 431-1567

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1.

BUSINESS

Overview

We build Findable™ products that consist of a combination of mobile apps and a Bluetooth Finder (a small electronic device that broadcasts and receives data through the Bluetooth 4.0 protocol) that leverage the Internet of Things (networked/connected devices that communicate with servers on the Internet either directly or through a nearby host such as a smartphone) to make real-world items “findable” through electronic and/or mobile means. To accomplish this, the user either attaches one of our devices to a mundane item or buys a product that comes pre-enabled with the XY technology and then associates it with a registered account established via our smartphone app, the XY Find It App (as further discussed below).

We market ourselves as “The Findables Company”. We have broadened our approach from using Bluetooth 4 finders to other technologies such as GPS, cellular and Near Field Communication (“NFC”) and also expanded to additional form factors to provide solutions to accommodate our customers’ “Findables” needs and price point including continuous improvements to our XY Beacon technology. For a more detailed discussion of the various price points of XY products, please see the section below entitled “Sales and Marketing.”

Unless the context requires otherwise, references in this Annual Report to “we”, “us”, “our” and the “Company” refer to XY – the Findables Company.

In December 2017, we commenced development of our blockchain technology platform, the XYO Network, which integrates with existing XY devices. We intend to spend the majority of our efforts to grow this aspect of our business, as we see the XYO Network’s vision to be the ultimate mission of XY and its proliferation to be the ultimate source of revenue for the Company.

XYO Network

The XYO Network is our latest project and is meant to integrate blockchain technology with the existing XY Findables platform. The XYO Network’s platform is being built to integrate with the technologies of other businesses as well. We will continue to grow the XYO Network, as we see it as a potential source of a large portion of our total revenue.

The XYO Network is a digital token-based platform that integrates programmatic components with a location-based proof in order to verify location data in a secure and decentralized manner. The XYO Network was established on the premise that the future of technology will inevitably rely heavily on automated machines and devices. Due to this reliance, innovations in the ability to trust machines are imperative. The XYO Network takes the knowledge it has gained from its consumer-based business, combined with new concepts and innovations to implement a location-verification platform based on blockchain technology. The overall goal of the XYO Network is to be able to determine that a certain object existing in the real world is at a specific XY-coordinate at a specific time, without needing to be “online.” The details of the technology behind the XYO Network can be found in the XYO Network white paper (available at https://xyo.network/whitepaper/ ).

XY1/XY2/XY3/XY4+ Bluetooth Finders

We currently sell XY4+ on our website (available at www.xyfindit.com/). XY4+ offers several improvements from XY3, including up to twice the range, three times the volume, and five times the battery life. Other features which have been improved include a multi-function button, a ring your phone from device feature, the ability to initiate IFTTT (if this, then that) or other automation functions, and an accelerometer used for battery optimization.

XY Find It App

The XY Find It App is a digital personal loss prevention system that can be operated on iOS and Android. It connects to a user’s XY Bluetooth Finder, XY GPS or other XY Findable products to track personal items such as keys or a backpack, helping users find them if they are lost and alerting users when they are left behind.

To use an XY Beacon, the user attaches the beacon to an item it wants to make “Findable” by fastening the XY Beacon using a key ring or other attachable item and then associates that beacon using the applicable prompts on the XY Find It App. The app then allows the user to see the last known location on a digital map (Mapbox on Android and Apple Maps on iOS), see the distance of the item if it is in broadcast range and beep the item right from their phone. The approximate broadcast range for XY4+ is up to 100 meters (unobstructed).

XY GPS Finder

The XY GPS Finder allows a user to attach a device to an item which can be digitally integrated with our XY Find It App to prevent permanent loss and assist users in finding items through electronic and mobile means similar to the XY4+ Bluetooth finder. In addition, the XY GPS is larger (~5cm across) and uses Bluetooth 4.0, GPS, and cellular technologies to provide findability for the user. When the XY GPS is within Bluetooth range of a mobile device running the XY Find It App, it reports its location using a Bluetooth 4.0 connection to the mobile device. When the XY GPS is not within range of a mobile device, the XY GPS broadcasts a signal periodically (approximately 1 to 10 times per hour, as set by the user) to the nearest available cell tower, which then reports the location of the XY GPS to our servers. In turn, our servers then report the location to the XY smartphone application for each respective user’s use.

Competition

Tile, Inc., TrackR, Inc., Chipolo, Inc., and several other companies offer alternative solutions to locating items electronically. Of these, we consider Tile, Inc. a significant competitor given its level of success in this very fast-growing market. Based on anecdotal data we believe that Tile, Inc. has the greatest number of users and is the most well-known in the market in which we compete.

Sales and Marketing

As of March 2018, the manufacturer’s suggested retail price (“MSRP”) for a single XY4+ is $39.99. The MSRP multi-unit pricing is as follows: $149.99 for a package of 5 and $224.99 for a package of 8. The MSRP for the XY GPS Finder is $119.99 for a device with six months of free cellular service and $249.99 for a device with lifetime free cellular service. When the free cellular service period has expired, continued cellular service will cost approximately $5 per month.

In 2017, 2016 and 2015, we sold approximately 86,000, 250,000 and 173,000 XY Beacons, respectively, throughout the world, which generated approximately $1,030,000, $3,682,000 and $1,540,000 in gross revenue.

We have established relationships with various distribution and retail partners but we primarily sell our products directly online through our website. In international markets, including Canada, Australia, the United Kingdom and other European countries, we primarily sell through distributors who in turn sell to local retailers. Our international sales currently account for less than 1% of our overall sales; however, due to management’s belief that international demand for our products will grow, XY has partnered with an international shipping platform in January 2018.

For the year ended December 31, 2017, online sales direct to customers accounted for approximately 77% of our sales. As of December 31, 2017, one customer accounted for approximately 53% of our outstanding accounts receivable. As of December 31, 2016, two customers accounted for approximately 87% of our outstanding accounts receivable.

Original Equipment Manufacturer (“OEM”)

The XY4+ and XY GPS is manufactured by SMK Electronics Corporation (“SMK”) and uses the uBlox chip set. We also have an arrangement in place for SMK to manufacture upcoming iterations of our Bluetooth item finders using Toshiba and Dialog chipsets. SMK is a manufacturer based in the United States with operations in Mexico.

Research and Development

During the fiscal years ended December 31, 2017 and 2016, we spent approximately $400,000 and $503,000, respectively, on engineering, research and development activities.

Employees

As of March 30, 2018, we employed a total of 15 full-time and 1 part-time person. None of our employees are covered by a collective bargaining agreement. Most of the significant engineering work on the XY design has occurred through our prospective suppliers and partners and engineering consultants.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the years ended December 31, 2017 and 2016. You should read this discussion together with the financial statements, related notes and other financial information included in this Annual Report on Form 1-K. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Annual Report on Form 1-K, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

General Overview

Originally, we were organized as a limited liability company named Ength Degree LLC under the laws of the State of Delaware. On May 27, 2016, we converted to a Delaware corporation and changed our name to XY – the Findables Company. Our business has primarily been focused on creating products for consumers to use in their everyday life to help them locate, track and be notified of their belongings’ location. This is one of the fastest growing and dynamic industries that exist today - the Internet-of-Things. The Internet has changed many aspects of our lives and the marriage of GPS location devices with Internet and mobile Internet access for easy to use data display is bringing new capabilities to businesses and families.

XY - the Findables Company designs, develops, and sells commercial and consumer wearable Bluetooth and GPS tracking solutions that enhance the way people and things stay connected within our highly mobile society. Our products and services provide data intended to enhance safety, security, connectivity, operational savings, and coordination of mobile assets, as well as enhancing managerial or parental decisions with respect to such mobile assets. Our consumer products are sold under the XY brand and include a downloadable smartphone application that allows users to synchronize the product to mobile devices such as smartphones and tablets. Customers can also use their web browser to access the app through their phone, tablet or computer.

Starting in December 2017, we are also focusing our efforts on our new crypto-location oracle network. We believe that one of the most important aspects of the future rests on the ability for us to trust machines. This trust is best achieved through innovations in blockchain technology and can be made available through our creation of the crypto-location oracle network that is resistant to attack and achieves unprecedented accuracy and certainty within the given restraints of the system.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience, performance metrics and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. We apply the following critical accounting policies in the preparation of our financial statements.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification 605 – Revenue Recognition, when (a) persuasive evidence of an arrangement exists, (b) the products or services have been provided to the customer, (c) the fee is fixed or determinable and (d) collectability is reasonably assured. In instances where the customer, at its discretion, has the right to reject the product or services prior to final acceptance, revenue is deferred until such acceptance occurs. Revenue from the sales of XY products is recognized upon shipment to website customers and upon delivery to retail stores distributors net of an allowance for estimated returns. With the launch of our XY GPS Finder, we deferred a portion of the revenues for future GPS services based on contract terms. The allowance for sales returns is estimated based on management’s judgment using historical experience and expectation of future conditions. The Company participates in various promotional activities in conjunction with its retailers and distributors, primarily through the use of trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons.

Stock-Based/Unit-Based Compensation

We measure our employee stock-based/unit-based compensation expense as of the grant date, based on the estimated fair value of the award, and recognize it as an expense, net of estimated forfeitures, over the requisite service period. We amortize stock-based/unit-based compensation expense on a straight-line basis over the requisite service period for the entire award, which is generally four years; however, certain provisions in our equity incentive plan provide for shorter and longer vesting periods under certain circumstances.

We estimate the fair value of stock options, incentive units, warrants and other equity-based compensation using a Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the input of subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. See Note 9 to our Financial Statements included elsewhere in this Annual Report for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our employee unit-based compensation and warrants granted in 2016 and 2017.

To determine the fair value of our common stock underlying option grants our board of directors considered, among other things, input from management and contemporaneous valuations of the Company prepared by Center Point Business Valuations, LLC and Transcend Valuation, LLC, which are independent valuation companies hired by the Company. Our board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

See Note 2 to our Financial Statements for additional information regarding our critical and significant accounting policies.

Recent Accounting Pronouncements

See Note 2 to our Financial Statements for information regarding recently issued accounting pronouncements.

Results of Operations for Year Ended December 31, 2017 Compared to Year Ended December 31, 2016.

Revenues: We generated revenues of approximately $1,030,000 for the year ended December 31, 2017, as compared with approximately $3,682,000 for the year ended December 31, 2016, a decrease of approximately $2,652,000, or 72%. The decrease is primarily due to a late shipment from our Contract Manufacturer for our primary new product XY4+ in November 2017. Our product was expected to ship much earlier in the year and as result of this late shipment we missed a large part of the holiday season which is typically our highest revenue earning months. We also had an increase in introductory product discounts for the launch of the XY GPS Finder in 2017.

Cost of sales: Cost of sales was approximately $801,000 and $1,398,000 for the years ended December 31, 2017 and 2016, respectively, representing 77.7% and 38.0% of revenues, respectively, a decrease of approximately $597,000. The decrease is primarily due to the decrease in sales as a result of the shipment delay from our Contract Manufacturer.

Gross Profit: Gross profit for the years ended December 31, 2017 and 2016 was approximately $230,000 and $2,284,000 respectively, a decrease of approximately $2,055,000. As a percentage of revenues, gross profit decreased to 22.3% from 62.0% for the years ended December 31, 2017 and 2016, respectively. This decrease is primarily due to the reduction in sales and an increase in discounts and promotions related to the launch of our new product in 2017 of the XY GPS Finder.

Research and Development Expenses: Research and development expenses were approximately $400,000 and $503,000 for the years ended December 31, 2017 and 2016, respectively. During the year ended December 31, 2016, we made significant improvements to our smartphone app and the development of the XY Beacon and the XY GPS which caused an increase in research and development expenses. During the year ended December 31, 2017, we leveraged many of the improvements developed in 2016 and continued development to launch our new product XY4+ in 2017.

Selling and Marketing Expenses: Selling and marketing expenses were approximately $2,138,000 and $3,026,000 for the years ended December 31, 2017 and 2016, respectively. The decrease of approximately $888,000 was primarily due to a decrease in online advertising expenses of approximately $745,000, as well as a decrease in fulfillment and retail sales expenses for the year ended December 31, 2017.

General and Administrative Expenses: General and administrative expenses were approximately $1,467,000 and $1,180,000 for the years ended December 31, 2017 and 2016, respectively. The increase of approximately $287,000 was primarily due to an increase in our investment department expenses which was dedicated to selling and providing support for our equity financing in 2017.

Financial Condition, Liquidity and Capital Resources

Our working deficiency was as follows:

	As of December 31, 2017	As of December 31, 2016
Current Assets	$714,000	$943,000
Current Liabilities	(2,853,000)	(1,300,000)

Net Working Deficiency	$(2,139,000)	$(357,000)

Our principal uses of cash have been primarily to fund operations and increase our inventory levels.

Cash flow from operations: Net cash used by operating activities was approximately $3,129,000 for the year ended December 31, 2017, compared to cash used by operating activities of approximately $1,624,000 for the year ended December 31, 2016, an increase in cash used by operating activities of $1,505,000. The increase in net cash used by operating activities was primarily driven by an increase in net loss for the year ended December 31, 2017.

Cash flow used in investing activities: Our investing activities used cash of approximately $7,000 during the year ended December 31, 2017 and approximately $3,000 for the year ended December 31, 2016 as a result of an increase in purchases for property and equipment purchases.

Cash flow from financing activities: During the year ended December 31, 2017, financing activities provided us approximately $3,112,000 in cash primarily attributable to a secured credit agreement with a lender, loans from shareholders and proceeds from our common stock offering. During the year ended December 31, 2016, financing activities provided us approximately $1,518,000 in cash primarily attributable to loans from Arie Trouw, our Chief Executive Officer and proceeds from our common stock offering.

Liquidity: During the years ended December 31, 2017 and 2016, the Company incurred net losses of $4.2 million and $2.5 million, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with the development and launch of the Company’s products, consulting fees, selling and marketing expenses and general and administrative expenses. The Company expects to continue to incur operating losses for the next year as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through the sale of stock and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Loans

During the year ended December 31, 2015, we received loans totaling $1,968,000 from Arie Trouw, our Chief Executive Officer, that were unsecured, earn interest at 8% per annum, and were set to mature at various dates in 2018 and repaid $600,000 of these loans. During the year ended December 31, 2016, we borrowed additional funds from Mr. Trouw under these notes in the amount of $1,685,000. On May 27, 2016, Mr. Trouw converted $3,460,145, which represents the aggregate amount of unpaid principal and interest outstanding under all of the promissory notes then-held by Mr. Trouw, into 7,957,468 shares of the Company’s Class B common stock.

In August 2016, we entered into a revolving line of credit with Wells Fargo, which allowed us to borrow up to $25,000. This Line of Credit accrues interest at 0.99% during the first six months and then at an amount equal to the prime rate plus 8.0%. As of December 31, 2017, and 2016, the Line of Credit balance was approximately $22,000 and $24,000, respectively.

In August 2016, June 2017 and September 2017, we entered into note and warrant purchase agreements with one of our shareholders. The notes are in the amounts of $150,000, $80,000 and $100,000, earn interest at 8% per annum and mature in 2020, 2021 and 2021, respectively. The warrants issued in conjunction with these notes allow the shareholder to purchase up to 330,000 shares of the Company’s Class A common stock at $1.00 per share.

In October 2016 and October 2017, we entered into note agreements with Mr. Trouw in the amounts of $120,000 and $102,782, which earns interest at 8% per annum and matures in 2020 and 2021, respectively. In connection with the notes payables, the Company issued warrants to purchase up to 102,782 shares of Class A common stock at an exercise price of $1.00 per share. As of December 31, 2017, and 2016, the loan payable balance was approximately $223,000 and $120,000, respectively, exclusive of any discounts.

In February 2017, the Company entered into a secured credit agreement with a lender to borrow up to $1,500,000. The Company borrowed $1,300,000 under this facility from unrelated parties and $200,000 from a shareholder. Interest is at 15% for the first six months, increasing to 17.5% for the next six months and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. In addition, the Company issued warrants in conjunction with this borrowing allowing the unrelated parties to purchase 1,300,000 shares of the Company’s Class A common stock at $1.00 per share.

Capital

In March 2018, the Company continued the offering and sale of up to 7,397,697 shares of its Class A common stock (including 1,397,697 shares previously sold in the offering prior to March 2018) with maximum gross proceeds up to $49,397,697.

Off Balance Sheet Arrangements

As of December 31, 2017, and 2016, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Commitments

Our executive offices are located at 1133 Columbia Street, Suite 205, San Diego, California, for which we entered into a lease commencing in December 2013 and which expires in June 2019. The lease provided a rent abatement until September 2014 and required monthly rental payments of $20,628 per month in 2015, $21,168 per month in 2016, $21,816 per month in 2017, $22,464 per month in 2018 and $23,112 per month thereafter. Please see the section entitled “Properties” in the second amended Preliminary Offering Circular previously filed with the Securities and Exchange Commission (the “Commission”) on September 21, 2016 for more information about the Company’s currently-leased real property.

Trend Information

In 2018, the Company will be increasing efforts to develop, market and sell our new crypto-location oracle network and continuing to further strengthen our beacon hardware business as the devices will work as location verification devices within the XYO Network.

We intend to use the proceeds from our equity financings to perform further research and development of our current products (including our XY GPS and Bluetooth finders), expand our products’ presence in other geographic locations, increase our brand awareness and increase the sales force of internal and independent sales agents. In addition, we plan to create and develop the technology required to integrate our existing products into our new XYO Network. We may consider an additional offering or obtaining debt from outside investors or from related parties to accelerate our sales and development activities as needed.

Item 3.

DIRECTORS AND OFFICERS

Our directors, executive officers and significant employees, and their ages as of March 30, 2018, are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Arie Trouw(1)	Chief Executive Officer	48	June 2012 - Current
	Chief Financial Officer		April 2016 - Current
	Chief Operating Officer		April 2016 - Current
	Chief Technology Officer		October 2016 - Current

Directors(2)
Arie Trouw(1)	Chairman and Director	48	May 2016 - Present
Scott Scheper	Director	31	March 2018 - Present
Nick Urbani	Director	32	March 2018 - Present

Significant Employees
None.

(1)

Prior to January 2016, Mr. Trouw acted as the Company’s Chief Technology Officer and holds this position again as of October 2016. Prior to the Company’s conversion from a Delaware limited liability company to a Delaware corporation, Mr. Trouw served as the limited liability company’s manager.

(2)	John Arana and Soraya Darabi retired as directors on September 18, 2017 and December 4, 2017, respectively. Mr. Arana and Ms. Darabi previously served on our board beginning in May 2016.

Executive Officers

Arie Trouw has served as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chairman of our board of directors since we converted to a Delaware corporation in May 2016 from Ength Degree LLC, a Delaware limited liability company. Prior to such conversion, Mr. Trouw served as the Chief Executive Officer and Manager of Ength Degree LLC since September 2012. Prior to starting the Company, from June 2008 to April 2012, Mr. Trouw served as the Chairman and Chief Executive Officer of Pike Holdings Inc., a software and advertising company. Since April 2012, Mr. Trouw has served as Chairman of Pike Holdings Inc. From 2007 to 2008, Mr. Trouw served as Chief Technology Officer of Tight Line Technologies LLC, a gaming data analytics and automation company. Mr. Trouw received his Bachelor of Science in Computer Science from the New York Institute of Technology. Mr. and Mrs. Frownfelter, who are certain selling securityholders discussed in the section entitled, “Plan of Distribution and Selling Securityholders,” are Arie Trouw’s parents.

Board of Directors

Our board of directors currently consists of three directors. We may appoint additional independent directors to our board of directors in the future, to serve on committees or for other purposes.

Arie Trouw serves as Chairman of the board of directors. For more information about Mr. Trouw, please see the section above entitled, “Directors and Officers – Executive Officers.”

Scott Scheper has served as Head of Marketing for XY since Q4 2017. Prior to joining XY, Mr. Scheper was Managing Member of Greenlamp, an automated software and advertising company. Prior to founding Greenlamp in August 2013, Mr. Scheper worked in the digital marketing industry, most notably as one of Yontoo Technology, Inc.’s early team members, a digital technology company, which was founded by XY’s CEO, Arie Trouw. Mr. Scheper received his Bachelor of Science in Finance from Chapman University in Orange County.

Nick Urbani has spent the last 13 years successfully creating and growing technology and digital media companies. Mr. Urbani specializes in data based optimization of user acquisition and customer lifetime value with over $100 million of ad spend under his belt. He is currently Principal at Digital Alpha Capital, which owns and operates several online media companies including a mobile inbox application company, a women focused ecommerce company, and several online content properties. Digital Alpha Capital’s portfolio companies were started in early 2017 and currently employ approximately 50 people and growing. Mr. Urbani serves as Co-Founder and CEO of each of these portfolio companies. Prior to joining Digital Alpha Capital, Mr. Urbani was Co-Founder and CEO of Front Street Digital, which grew a portfolio of owned and operated online properties to well over 100 million page views per month. Before joining Front Street, Mr. Urbani was Co-Founder and CEO of Bitkibble which grew to over three million daily active users of its owned and operated Windows utility software. Prior to that Mr. Urbani served has a general manager to a web applications company, growing its app to over 10 million users, and as Managing Director, Mr. Urbani grew eBoost Consulting, a digital marketing consulting group, from two people working out of house to over 40 consultants. Mr. Urbani has his MBA in Entrepreneurship from San Diego State University and lives in San Diego.

There are no family relationships between any of our directors or executive officers and any other of our directors or executive officers.

Committees of the Board of Directors

We currently have not established any committees of the board of directors, including without limitation an audit committee, compensation committee and a nominating and governance committee. Until such committees are established, matters otherwise addressed by such committees will be acted upon by the board of directors in accordance with our Certificate of Incorporation and Bylaws, as amended from time to time.

Significant Employees

None.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of our two highest paid persons who were executive officers or directors during our last completed fiscal year. No other persons who were executive officers or directors of the Company received annual compensation during our last completed fiscal year.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Arie Trouw	Chief Executive Officer;	$80,000	$44,432	(1)	$124,432
	Chief Financial Officer;
	Chief Operating Officer;
	Chief Technology Officer

(1)	Fair value of options granted.

We may increase salaries and provide other employment benefits to our executive officers in the near future in amounts to be determined by our board of directors, when the Company has sufficient funds. Our directors and executive officers are also reimbursed for their business expenses. We expect to pay employee compensation in the form of salary, bonus and benefits to other executive officers who may be hired during the fiscal year ending December 31, 2018, in amounts to be determined.

Compensation of Directors

We compensate our directors for attendance at meetings and we reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

Future Compensation

Cash compensation to be paid to the individual listed in the table above for 2017 is as follows:

Name	Capacities in which compensation was received	Cash compensation ($)
Arie Trouw	Chief Executive Officer;	$80,000
	Chief Financial Officer;
	Chief Operating Officer;
	Chief Technology Officer

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future.

2016 Equity Incentive Plan

On June 2, 2016, the board of directors and Stockholders of the Company approved the 2016 Equity Incentive Plan pursuant to which stock options and awards may be authorized and granted to our executive officers, directors, employees and key consultants. We authorized approximately 5% of our issued and outstanding common stock for future issuance under a 2016 Equity Incentive Plan. On March 15, 2018 the board of directors and stockholders of the Company approved an amendment to the 2016 Equity Incentive Plan increasing the number of shares of common stock reserved for issuance under the plan to 25,000,000 shares. The issuance of stock options or other equity securities may be utilized by the Company in the future to attract and retain one or more new key senior executives to manage and facilitate our growth.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of April 13, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to shares beneficially owned.

	Class A common stock (2)			Class B common stock (2)
Name and address of beneficial owner (1)	Amount of nature of beneficial ownership		Percent of class (3)	Amount of nature of beneficial ownership	Percent of class (4)	Total percent of Class A and Class B common stock as- converted (5)
Arie Trouw	5,130,000	(6)	21.13%	27,792,463	86.00%	58.17%
Scott Scheper	5,000,000	(7)	20.59%	—	—	8.83%
Markus Levin	5,000,000	(7)	20.59%	—	—	8.83%
Nick Urbani	—		—	—	—	—
All directors and officers as a group (3 persons)	15,130,000		62.31%	27,792,463	86.00%	75.84%

(1)	The address of those listed is c/o Chief Executive Officer, 1133 Columbia St. #205, San Diego, CA 92101.
(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3)

Based on 24,283,314 shares of Class A common stock outstanding as of April 13, 2018, assuming the exercise in full of all outstanding options to purchase shares of the Company’s Class A common stock and the exercise of certain outstanding warrants held by Craig and Susanna Frownfelter, other lenders and StartEngine Crowdfunding, Inc.

(4)	Based on 32,315,700 shares of Class B common stock outstanding as of April 13, 2018.
(5)

Based on the number of shares of Class A common stock outstanding assuming the conversion of all of the outstanding shares of the Company’s Class B common stock set forth in Note 5 above to shares of the Company’s Class A common stock on a 1-for-1 basis as of the date hereof and the exercise of options and warrants held by the applicable beneficial owners to purchase shares of the Company’s Class A common stock.

(6)

Represents options to purchase shares of the Company’s Class A common stock, 5,010,000 of which vested immediately and 120,000 will vest 1/4th on August 31, 2018 with the remainder vesting 1/36th per month thereafter.

(7)	Represents options to purchase shares of the Company’s Class A common stock fully vested on date of grant.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On May 27, 2016, Arie Trouw converted $3,460,145, which represents the aggregate amount of unpaid principal and interest outstanding under all of the promissory notes then-held by Mr. Trouw under that certain credit agreement dated October 2, 2014, by and between the Company and Mr. Trouw, into 7,957,468 shares of the Company’s Class B common stock. For more information about Mr. Trouw’s equity holdings in the Company, including his intention to sell certain shares of Class B common stock in the Offering, please see the section entitled, “Plan of Distribution and Selling Securityholders” of the Offering Circular previously filed with the Commission on March 19, 2018.

On October 13, 2016, Arie Trouw loaned the Company $120,000 pursuant to a credit agreement.

On September 5, 2017, our board of directors approved a 2017 Bonus Incentive Compensation Plan pursuant to which Arie Trouw received options to purchase 130,000 shares of the Company’s Class A common stock, 10,000 of which vested immediately. The remaining options to purchase 120,000 shares will vest 1/4th on August 31, 2018 with the remainder vesting 1/36th per month thereafter.

On October 4, 2017, Arie Trouw loaned the Company $102,782 in exchange for a promissory note and warrants to purchase 102,782 shares of Class A common stock with an exercise price per share of $1.00, pursuant to the terms and conditions of a note and warrant purchase agreement dated August 12, 2016.

On March 15, 2018, our board of directors approved an amendment to our 2016 Equity Incentive Plan increasing the number of shares of common stock reserved for issuance under the plan to 25,000,000 shares. Immediately thereafter, the board of directors approved the issuance of options to purchase 5,000,000 shares of the Company’s Class A common stock to each of Arie Trouw and Scott Scheper, 100% of which vested immediately. These options have an exercise price of $1.00 per share.

On May 27, 2016, Craig and Susanna Frownfelter, who are Arie Trouw’s parents, converted $200,667, which represents the aggregate amount of unpaid principal and interest outstanding under that certain credit agreement dated April 29, 2016, by and between the Company and Mr. and Mrs. Frownfelter, into 461,483 shares of the Company’s Class B common stock. On June 2, 2016, Craig and Susanna Frownfelter, purchased 454,545 shares of the Company’s Class B common stock at a per share purchase price of $0.44 for an aggregate purchase price of $200,000. On August 12, 2016, Craig and Susanna Frownfelter purchased a promissory note in the aggregate principal amount of $150,000 and a warrant to purchase 150,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of a note and warrant purchase agreement dated August 12, 2016. On June 23, 2017, Craig and Susanna Frownfelter purchased a promissory note in the aggregate principal amount of $80,000 and a warrant to purchase 80,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of a note and warrant purchase agreement dated August 12, 2016. On August 9, 2017, Craig and Susanna Frownfelter

purchased a promissory note in the aggregate principal amount of $200,000 and a warrant to purchase 200,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of the credit agreement dated February 28, 2017. On September 25, 2017, Craig and Susanna Frownfelter purchased a promissory note in the aggregate principal amount of $100,000 and a warrant to purchase 100,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of a note and warrant purchase agreement dated August 12, 2016.

On May 27, 2016, the Company converted from a Delaware limited liability company to a Delaware corporation pursuant to a plan of conversion, in which all of the outstanding units and notes payable, converted into 32,216,082 shares of Class B common stock.

Item 6.

OTHER INFORMATION

None.

Item 7.

XY – THE FINDABLES COMPANY

Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Shareholders

XY - the Findables Company

San Diego, California

We have audited the accompanying financial statements of XY - the Findables Company (f.k.a. Ength Degree, LLC) (the “Company”), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in shareholders’/members’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, during the years ended December 31, 2017 and 2016, the Company incurred net losses of $4.2 million and $2.5 million, respectively. Future working capital requirements are dependent on the Company’s ability to achieve and maintain profitable operations, and to continue its present short-term financing or obtain alternative financing as required. It is not possible to predict the outcome of future operations or whether the necessary alternative financing may be arranged, if needed. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ PKF, LLP
San Diego, California	PKF, LLP
April 27, 2018

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Balance Sheets

December 31, 2017 and 2016

	2017	2016
Assets

Current assets:
Cash	$71,998	$96,030
Accounts receivable	33,507	188,041
Inventory, net	608,590	606,433
Prepaid expenses and other assets	—	52,727

Total current assets	714,095	943,231
Non-current assets:
Property and equipment, net	44,026	57,351
Other assets	71,412	61,239

Total non-current assets	115,438	118,590

Total assets	$829,533	$1,061,821

Liabilities and shareholders’/members’ deficit

Current liabilities:
Accounts payable and accrued expenses	$1,339,667	$1,153,814
Line of credit	21,699	24,276
Notes payable, current portion	1,227,462	—
Shareholder notes payable, current portion	106,678	—
Capital leases, current portion	5,374	5,973
Deferred rent, current portion	48,530	40,754
Deferred revenue	70,337	—
Other current liabilities	33,000	75,394

Total current liabilities	2,852,747	1,300,211
Long-term liabilities:
Capital leases, net of current portion	6,657	12,031
Deferred rent, net of current portion	28,153	76,683
Notes payable, net of current portion	338,902	—
Shareholder notes payable, net of current portion	515,358	214,127

Total long-term liabilities	889,070	302,841

Total liabilities	3,741,817	1,603,052

Commitments and contingencies (see Notes 5, 6 and 8)

Shareholders’/members’ deficit
Preferred stock; $0.0001 par value; 30,000,000 shares authorized; no shares issued or outstanding	—	—
Class B common stock; $0.0001 par value; 40,000,000; shares authorized; 32,315,700 and 32,403,907 shares issued or outstanding, respectively	3,231	3,241
Class A common stock; $0.0001 par value; 60,000,000; shares authorized; 1,397,697 and 92,762 shares issued and outstanding, respectively	140	9
Additional paid-in capital	6,149,845	4,321,485
Accumulated deficit	(9,065,500)	(4,865,966)

Total shareholders’/members’ deficit	(2,912,284)	(541,231)

Total liabilities and shareholders’/members’ deficit	$829,533	$1,061,821

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Operations

For the years ended December 31, 2017 and 2016

	2017	2016
Sales	$1,030,389	$3,682,097
Cost of sales	(800,889)	(1,398,115)

Gross profit	229,500	2,283,982

Operating expenses:
Research and development	399,756	502,736
Selling and marketing	2,138,235	3,026,227
General and administrative	1,466,531	1,180,432

Total operating expenses	4,004,522	4,709,395

Loss from operations	(3,775,022)	(2,425,413)

Interest expense	(442,534)	(102,095)
Other income	18,022	53,332

Net loss	$(4,199,534)	$(2,474,176)

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Changes in Shareholders’/Members’ Deficit

For the years ended December 31, 2017 and 2016

	Class A		Class B Common stock		Class A Common stock		Additional paid-in capital	Accumulated deficit	Members’ deficit	Total
	Preferred Units	Common Units	Shares	Amount	Shares	Amount
Balance at December 31, 2015	62,630,544	100,000,000	—	$—	—	$—	$—	$—	$(2,389,417)	$(2,389,417)
Reorganization from an LLC to a Corporation	(62,630,544)	(100,000,000)	23,729,018	2,373	—	—	—	(2,391,790)	2,389,417	—
Share based compensation	—	—	—	—	—	—	289,912	—	—	289,912
Issuance of warrants with shareholder notes payable	—	—	—	—	—	—	61,653	—	—	61,653
Conversion of notes payable	—	—	8,487,064	849	—	—	3,677,186	—	—	3,678,035
Shares sold	—	—	454,545	46	92,762	9	292,707	—	—	292,762
Shares forfeited			(266,720)	(27)	—	—	27	—	—	—
Net loss	—	—	—	—	—	—	—	—	(2,474,176)	—

Balance at December 31, 2016	—	—	32,403,907	3,241	92,762	9	4,321,485	(4,865,966)	—	(541,231)
Share based compensation	—	—	—	—	—	—	113,614	—	—	113,614
Issuance of warrants with shareholder notes payable	—	—	—	—	—	—	108,072	—	—	108,072
Issuance of warrants with notes payable	—	—	—	—	—	—	301,860	—	—	301,860
Shares sold	—	—	—	—	1,304,935	131	1,304,804	—	—	1,304,935
Shares forfeited	—	—	(88,207)	(10)	—	—	10	—	—	—
Net loss	—	—	—	—	—	—	—	(4,199,534)	—	(4,199,534)

Balance at December 31, 2017	—	—	32,315,700	$3,231	1,397,697	$140	$6,149,845	$(9,065,500)	$—	$(2,912,284)

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:
Net loss	$(4,199,534)	$(2,474,176)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,824	16,268
Inventory reserve	222,623	—
Share based compensation expense	113,614	289,912
Deferred rent	(40,754)	(32,978)
Discount on shareholder notes payable	33,199	5,780
Discount on notes payable	125,775	—
Accrued interest expense	107,757	88,228
Changes in operating assets and liabilities:
Accounts receivable	154,534	104,550
Inventory	(224,780)	(371,761)
Prepaid expenses and other assets	19,795	(527)
Other assets	(10,173)	5,159
Accounts payable and accrued expenses	520,545	749,468
Deferred revenue	70,337	—
Other current liabilities	(42,394)	(3,981)

Net cash used in operating activities	(3,128,632)	(1,624,058)

Cash flows from investing activities:
Purchase of property and equipment	(7,499)	(3,226)

Net cash used in investing activities	(7,499)	(3,226)

Cash flows from financing activities:
Proceeds from shareholders notes payable	482,782	2,154,736
Proceeds from notes payable	1,300,000	—
Proceeds from common stock offering	1,337,867	259,829
Net change in line of credit	(2,577)	(891,426)
Payments on capital leases	(5,973)	(5,125)

Net cash provided by financing activities	3,112,099	1,518,014

Net decrease in cash	(24,032)	(109,270)
Cash at beginning of year	96,030	205,300

Cash at end of year	$71,998	$96,030

Supplemental disclosures of cash flow information:
Interest paid	$118,106	$8,158
Taxes paid	$1,779	$4,303

Supplemental disclosures of noncash investing activities Equipment acquired under capital leases	$—	$16,370

Supplemental disclosures of noncash financing activities:
Conversion of notes payable to common stock	$—	$3,678,035
Conversion of accounts payable to notes payable	$442,449	$—
Issuance of warrant with shareholder notes payable	$108,072	$61,653
Issuance of warrants with notes payable	$301,860	$—
Proceeds held back on common stock offering	$—	$32,933

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 1 – Description of Business

XY – the Findables Company (the “Company”) is a corporation organized under the laws of the State of Delaware. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statues of the Delaware General Corporation Law. The Company was originally formed in June 2012. The Company designs and develops products that use mobile devices to enable users to locate their personal items. The Company’s products include a mobile application (“app”) through a hosted platform base model that allows the customer to synchronize the product to his or her mobile devices using Bluetooth technology or, depending on the product, a combination of Bluetooth, GPS and cellular technologies. Customers can also use their web browsers to access the app through their mobile devices or computer.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, fair value of member unit awards, stock options and warrants issued, and evaluating long-lived assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers – The Company has one primary vendor that supplied approximately 100% of its products for each of the years ended December 31, 2017 and 2016. For the years ended December 31, 2017 and 2016, one customer accounted for 53% of the Company’s outstanding accounts receivable and two customers accounted for 87% of the Company’s outstanding accounts receivable, respectively. For the years ended December 31, 2017 and 2016, the Company had no sales concentrations.

Accounts Receivable – The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivable. At December 31, 2017 and 2016, there was no allowance for doubtful accounts as management believes all accounts receivable are fully collectible. For the years ended December 31, 2017 and 2016, the Company had bad debt expense of $0 and $1,073, respectively.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Prepaid expenses and other assets – The Company at times prepays for its inventory. These pre-payments are included as prepaid expenses and other assets on the accompanying balance sheets and amounted to $0 and $14,605 as of December 31, 2017 and 2016, respectively.

Inventory – Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. At December 31, 2017 and 2016, there were $222,623 and $0 reserves for slow moving or obsolete inventory.

Property and Equipment – The Company states its property and equipment at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the respective assets. The depreciation and amortization periods for the Company’s property and equipment are as follows:

Office and equipment	Five years
Furniture and fixtures	Seven years

Deferred Rent – The Company amortizes its operating lease for its building using the straight-line method. Based on this straight-line method, the Company has accrued deferred rents in the amount of $76,683 and $117,437 at December 31, 2017 and 2016, respectively.

Revenue Recognition – Revenue is recognized when all significant contractual obligations, which involve the shipment of the products sold and reasonable assurance as to the collectability of the resulting account receivable have been satisfied. Returns are permitted primarily due to damaged or unsalable items. Revenue is shown after deductions for prompt payment, volume discounts and returns. The Company participates in various promotional activities in conjunction with its retailers and distributors, primarily through the use of trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons. These incentive costs are recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. The allowances for sales returns are established based on the Company’s estimate of the amounts necessary to settle future and existing obligations for such items on products sold as of the balance sheet date. The Company regularly reviews and revises, when deemed necessary, its estimates of sales returns based primarily upon the historical rate of actual product returns, planned product discontinuances, new product launches and estimates of customer inventory and promotional sales. The Company records deferred revenue when cash is received, or goods are shipped in advance of the revenue recognition criteria being met and where the customer, at its discretion, has the right to reject the product or services prior to final acceptance.

Sales Tax – Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

Shipping and Handling Fees – The shipping and handling fees billed to customers are recorded as sales. The cost of shipping and handling fees are recorded as a component of cost of sales.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Cost of sales – Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

At times the Company provides free products to its customers. These free products are accounted for in accordance with Accounting Standards Codification (“ASC”) 605-50 Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

Warranty Costs – The Company specifically warrants its products for two years, free of defects in materials and workmanship. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold.

Research and Development Costs – The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Advertising Costs – The Company advertises through catalogs, trade shows, and the internet. The costs are expensed as incurred. Advertising costs for the years ended December 31, 2017 and 2016 were $1,193,032 and $1,916,892, respectively.

Programming, Hosting and Technology Expense – Programming, hosting and technology expense includes salary and stock-based compensation for engineers and developers, data center, domain name and other hosting expenses and software licensing fees and various other technology related expenses. These costs are currently not material and included in general and administrative expenses.

Software Development Costs – The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the “tested working model” approach to establishing technological feasibility for its products. Under this approach, the Company does not consider a product in development to have passed the technological feasibility milestone until the Company has completed a model of the application that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of the application; thus, the Company has expensed all software development costs as incurred.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Internal Use Software – The Company recognizes internal use software development costs in accordance with ASC 350-40, Intangibles-Goodwill and Other-Internal Use Software (“ASC 350-40”). Thus, the Company capitalizes software development costs, including costs incurred to purchase third-party software, beginning when it determines certain factors are present including, among others, that technology exists to buy and/or achieve the performance requirements versus internal development decisions have been made. The Company has not capitalized any internal use software costs to-date. The estimated useful life of costs capitalized will generally be three years.

Share Based Compensation – The Company accounts for share based compensation arrangements through the measurement and recognition of compensation expense for all option based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility and the expected forfeiture rate.

Income Taxes – The Company became a tax paying entity for Federal income tax purposes on May 26, 2016. All taxable income prior to that was reported to the individual members and reported on their respective individual income tax returns. Once the Company became a corporation for tax purposes, income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2017, and 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interests and penalties related to uncertain tax positions in general and administrative expenses. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Going Concern – During the years ended December 31, 2017 and 2016, the Company incurred net losses of $4.2 million and $2.5 million, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with development and launch of its product, consulting fees, selling and marketing, and general and administrative expenses. The Company expects to continue to incur operating losses for the next year as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through equity and/or debt financings (see subsequent equity financing for maximum proceeds of $49,397,697 in Note 11) or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) as amended by ASU 2015-14, which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. These ASU’s will become effective for the Company beginning January 1, 2018 and early adoption is permitted. The Company is currently evaluating the potential impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (“ASU 2017-09”). ASU 2017-09 provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. This ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those years. The Company will adopt the new standard on January 1, 2018. The adoption of ASU 2017-09 will not have an impact on its consolidated financial statements and related disclosures.

Subsequent Events – Management has evaluated subsequent events related to the historical financial statements through April 27, 2018, the date which the financial statements were available to be issued. See Note 11 for discussion of significant subsequent events.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 3 – Property and Equipment

Property and equipment consisted of the following at December 31, 2017 and 2016:

	2017	2016
Office equipment	$75,753	$71,644
Furniture and fixtures	41,612	38,222

	117,365	90,270
Accumulated depreciation	(73,339)	(52,515)

	$44,026	$57,351

Depreciation expense was $20,824 and $16,628 for the years ended December 31, 2017 and 2016, respectively, and includes depreciation on the Company’s leased assets.

Note 4 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31, 2017 and December 31, 2016:

	2017	2016
Accounts payable	$966,961	$677,856
Credit card liabilities	90,393	350,146
Payroll and benefits	106,836	35,562
Accrued interest	114,163	—
Other	61,314	90,250

	$1,339,667	$1,153,814

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 5 – Commitments and Contingencies

Operating Leases

The Company leases office space under a lease agreement through June 2019. The Company has an option to renew the lease for five years. Future minimum lease payments are as follows for the years ending:

Years ending December 31,	Amount
2018	$269,568
2019	138,672

Total	$480,240

The Company subleased approximately five percent of its leased property to a subtenant in 2017 and approximately half of its leased property to two subtenants in 2016 but reserves the right to retake possession of such subleased space. Rent expense was $221,038 and $218,979, for the years ended December 31, 2017 and 2016, respectively.

Litigation

On February 16, 2017 the Company received a cease and desist letter from Basix, Inc. (“Basix”) regarding the Company’s registered trademark “Never Lose Anything Again”. After several discussions, Basix’s attorney offered a license to the trademark for $250,000. Thereafter, on May 16, 2017, the Company filed a petition with the Trademark Trial and Appeal Board to cancel Basix’s mark “Never Lose Anything Again” based on the mark being descriptive. A petition for cancellation is a trial “on the papers.” The cancellation proceeding is currently in discovery. The Company’s final brief is due on November 26, 2018. As of December 31, 2017, the Company has not recorded an accrual as the Company believes that it has a strong case for the cancellation of Basix’s mark.

On October 20, 2017, Tubmanburg Limited filed a lawsuit against the Company for breach of a June 9, 2017 contract in the San Diego Superior Court for $187,000. On November 29, 2017, the Company filed an answer and affirmative defenses. As of December 31, 2017, the Company recorded an accrual $46,293 which the Company believes was outstanding and due to the vendor. In March 2018 the Company settled with this vendor and agreed to pay the full amount accrued of $46,293. This amount has been paid in full as of April 13, 2018.

The Company is currently evaluating a potential threatened lawsuit from Google Inc., which management believes to be a frivolous claim and will vigorously defend this matter. The Company has not recorded an accrual as of December 31, 2017 as the Company believes there is no basis for their claim.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 6 – Line of Credit

In August 2016, the Company entered into an unsecured Business Line of Credit agreement with a financial institution with an initial amount not to exceed $25,000. The interest rate for the first six months is 0.99% and thereafter is equal to the prime rate plus 8.0%. As of December 31, 2017, and 2016, the Company had $21,699 and $24,276 outstanding under this agreement, and the interest rate was 12.50% and .99%, respectively.

In March 2015, the Company entered into a Revolving Credit agreement with a financial institution with an initial amount not to exceed approximately $1,700,000. This line of credit was limited and secured by a member’s personal investment account and could fluctuate throughout each year. This line was repaid in full on March 29, 2016 and is no longer available to the Company.

Note 7 – Notes Payable

In August 2014, the Company entered into a $15,000 unsecured promissory note with an individual. The note had a term of 4 years, bore interest at 8% per annum and was convertible into Class A Preferred units at maturity date or if triggering events, such as a capitalization, change of control or other events, as defined occur. In May 2016, the outstanding loan and accrued interest totaling $17,223 was converted into 68,113 shares of Class B common stock.

In February 2017, the Company entered into a secured credit agreement with a lender to borrow up to $1,500,000. The Company borrowed $1,300,000 under this facility from unrelated parties and $200,000 from a shareholder (see Note 8). The notes mature on February 28, 2019. The Company is currently meeting its covenants, however, during the year, these covenants were not met and the Company incurred penalties, in the form of additional interest, for these violations. Interest is at 15% for the first six months, increasing to 17.5% for the next six months and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. The credit agreement is guaranteed by the CEO of the Company and is secured by assets owned by the Company’s CEO. In addition, the Company issued warrants in conjunction with this borrowing allowing the unrelated parties to purchase 1,300,000 shares of the Company’s Class A common stock at $1.00 per share. These warrants were valued at $301,860 (see Note 9). The fair value of the warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $125,775 of interest expense pertaining to the amortization of the debt discount during the year ended December 31, 2017. The principal balance payable on this note at December 31, 2017 was $1,300,000, however, the note is carried on the balance sheet at $1,123,915, which is net of the discount for the value of the warrant issued which is being accreted back to the value of the note over its term.

In 2017, the Company entered into settlement agreements with two of its’ outside vendors and agreed to pay the outstanding balances due to each vendor totaling $442,449 over the next four years. As a result of these settlements, these balances were converted from accounts payable to notes payable at December 31, 2017, are non-interest bearing, and will be repaid over the life of the agreements.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 7 – Notes Payable (continued)

Future minimum payments for these notes payable are as follows for the years ending:

Years ending December 31,	Amount
2018	$1,378,390
2019	286,999
2020	70,332
2021	6,728

1,742,449
Less unamortized discount	(176,085)

Total	$1,566,364

Note 8 – Shareholders Notes Payable

In 2014, the Company entered into several separate unsecured note agreements with one of its members totaling $300,000 and were to mature at various dates in 2018. In 2015, the Company entered into several separate unsecured note agreements with one of its members totaling $1,968,096 and maturing at various dates in 2019. In 2016, the Company entered into several separate unsecured note agreements with two of its members totaling $1,884,736 and maturing at various dates in 2020. These notes bear interest at 8% per annum. In May 2016, the members converted the outstanding loans and accrued interest of $3,660,812 into 8,418,951 shares of Class B common stock.

In August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with one of its shareholders. The notes were in the amounts of $150,000, $80,000 and $100,000 and mature in 2020, 2021 and 2021, respectively. These notes bear interest at 8% per annum. These notes are subordinate to the $1,500,000 credit agreement (Note 7). In connection with the notes payables, the Company issued warrants to purchase up to 330,000 shares of Class A common stock at an exercise price of $1.00 per share. These warrants were valued at $101,087 (see Note 9). The fair value of the warrants issued were treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $31,628 and $5,780 of interest expense pertaining to the amortization of the debt discount during the years ended December 31, 2017 and 2016, respectively. The principal balance payable on these notes at December 31, 2017 and 2016 was the full $330,000 and $150,000, respectively, however, the notes are carried on the balance sheets on December 31, 2017 and 2016, at $254,100 and $94,127, respectively, which is net of the discount for the value of the warrants issued which is being accreted back to the value of the note over its term.

In October 2016 and October 2017, the Company entered into an unsecured note with one of its shareholders. The notes were in the amount of $120,000 and $102,782 and mature in 2020 and 2021. These notes bear interest at 8% per annum. These notes are subordinate to the $1,500,000 credit agreement (Note 7). In connection with the notes payables, the Company issued warrants to purchase up to 102,782 shares of Class A common stock at an exercise price of $1.00 per share. These warrants were valued at $22,198 (see Note 9). The fair value of the warrants issued were treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $1,571 of interest expense pertaining to the amortization of the debt discount during the year ended December 31, 2017. The principal balance payable on these notes at December 31, 2017 and 2016 was the full $222,782 and $120,000, respectively, however, the notes are carried on the balance sheets on December 31,

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 8 – Shareholders Notes Payable (continued)

2017 and 2016, at $202,155 and $120,000, respectively, which is net of the discount for the value of the warrant issued which is being accreted back to the value of the note over its term.

In February 2017, the Company entered into a secured credit agreement with a lender to borrow up to $1,500,000. The Company borrowed $200,000 under this facility from a shareholder. The note matures on February 28, 2019. The Company is currently meeting its covenants, however, during the year, these covenants were not met and the Company incurred penalties, in the form of additional interest, for these violations. Interest is at 15% for the first six months, increasing to 17.5% for the next six month and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. The credit agreement is guaranteed by the CEO of the Company and is secured by assets owned by the Company’s CEO. In addition, the Company issued warrants in conjunction with this borrowing allowing the shareholder to purchase 200,000 shares of the Company’s Class A common stock at $1.00 per share. These warrants were valued at $46,440 (see Note 9). The fair value of the warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $12,221 of interest expense pertaining to the amortization of the debt discount during the year ended December 31, 2017. The principal balance payable on this note at December 31, 2017 was $200,000, however, the note is carried on the balance sheet at $165,781, which is net of the discount for the value of the warrant issued which is being accreted back to the value of the note over its term.

The shareholder’s notes payable amounted to $622,036 and $214,127 as of December 31, 2017 and 2016, respectively. As of December 31, 2017, and 2016, the balance of accrued interest payable to the shareholders for these loans was $35,314 and $6,407, respectively, and is included in other accounts payable and accrued expenses.

Future minimum payments for these notes are as follows for the years ending:

Years ending December 31,	Amount
2018	$166,667
2019	33,333
2020	270,000
2021	282,782

752,782
Less unamortized discount	(130,746)

Total	$622,036

Note 9 – Shareholders’/Members’ Deficit

Shareholders’ Deficit – The Company converted from a limited liability company to a C-Corporation on May 26, 2016. The Company has authority to issue 130,000,000 shares, consisting of 60,000,000 shares of Class A common stock, $0.0001 par value per share, 40,000,000 shares of Class B common stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

common stock and Class B common stock have identical rights, including liquidation preferences, except that the holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 9 – Shareholders’/Members’ Deficit (continued)

The existing members’ ownership interest and the members vested profit units were transferred into Class B common stock. The vesting requirements for member profits units were carried over in the conversion into Class B common stock and the fair value of the unvested shares were determined at the time of conversion into a C-Corporation. In conjunction with the exchange of the profit units for Class B common stock, each employee profit unit holder was issued stock options for Class A common stock to attain their ownership basis as they had in the limited liability company. The vested and unvested number of Class B common stock and Class A common stock options were proportionate to their vesting schedules initially set under the Incentive Units. As each shareholder vests in their Class B common stock and Class A common stock options, the Company will recognize additional compensation. During the years ended December 31, 2017 and 2016, 88,207 and 266,720 unvested shares of Class B common stock held by former employees were forfeited along with any unvested stock options, respectively.

In June 2016, a shareholder purchased 454,545 shares of Class B common stock for $200,000. In December 2016, the Company began accepting new shareholders pursuant to the offering circular submitted to the Securities and Exchange Commission in September 2016. For the years ended December 31, 2017 and 2016, 1,304,935 and 92,762 shares of Class A common stock were issued for proceeds of $1,304,935 and $92,762, respectively.

2016 Equity Plan – In June 2016, the Company approved the 2016 Equity Incentive Plan and authorized the issuance of 3,025,900 Class A common stock options and awards that may be granted to directors, employees and key consultants and in March 2018 the Company approved an increase in authorized options of up to 25,000,000 Class A common stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years.

The following table summarizes the stock option activity during the years ended December 31, 2017 and 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)
Outstanding - December 31, 2015	—
Granted	1,947,700	$0.61	—
Forfeited	(737,069)	0.44	—

Outstanding - December 31, 2016	1,210,631	0.72	9.58
Granted	1,165,336	1.00	—
Forfeited	(1,278,317)	0.89	—

Outstanding - December 31, 2017	1,097,650	0.82	9.03

Total exercisable	415,866	0.63	8.65
Total unvested	681,784	0.93	9.26

Total vested or expected to vest	1,097,650	0.82	9.03

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 9 – Shareholders’/Members’ Deficit (continued)

The following table summarizes unvested stock options as of December 31, 2017 and 2016:

	Number of Shares	Fair Value Per Share on Grant Date
Unvested stock options - December 31, 2015	—
Granted	1,947,700	$0.17 - 0.74
Vested	(492,303)	0.17
Forfeited	(552,108)	0.17

Unvested stock options - December 31, 2016	903,289
Granted	1,165,336	0.34 - 0.37
Vested	(210,390)	0.17 - 0.74
Forfeited	(1,176,451)	0.17 - 0.74

Unvested stock options - December 31, 2017	681,784

Total share based compensation related to the issuance of Class B common stock and stock options exercisable into Class A common stock for the years ended December 31, 2017 and 2016 was $113,614 and $289,912, respectively. As of December 31, 2017, approximately $323,000 of unrecognized compensation expense related to the Company’s stock options is expected to be recognized over a weighted average period of 1.4 years.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

Years ended December 31,
	2017	2016
Weighted Average Assumptions:
Risk-free interest rate	1.86% - 2.10%	0.15% - 1.96%
Expected dividend yield	—	—
Expected volatility	31% - 34%	71% - 87%
Expected term (in years)	4 – 6.25	2 – 6.25

Warrants – In August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with two of its shareholders. These warrants allow the shareholders to purchase 632,782 shares of Class A common stock at a price per share of $1.00. Assumptions used to calculate the fair value of these warrants was the same as used to calculate the options above. These warrants mature in 2020 and 2021.

In February 2017, the Company entered into a secured credit agreement with a lender and issued warrants in conjunction with this borrowing allowing the purchase of 1,300,000 shares of the Company’s Class A common stock at a price per share of $1.00. Assumptions used to calculate the fair value of these warrants was the same as used to calculate the options above. These warrants mature in 2021.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 9 – Shareholders’/Members’ Deficit (continued)

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provided for the issuance of 8,167 warrants based on the number of individual investors who invest through the StartEngine portal website. Each warrant allows for the purchase of one share of Class A common stock and the warrant matures in 2021.

Note 10 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Federal income tax expense at statutory rate	$(1,427,800)	$(841,200)
Loss prior to C-Corporation conversion	—	270,700
Deferred tax effect of change in future tax rates (1)	708,700	—
State income tax (net of Federal benefit)	(244,200)	(97,600)
Permanent differences	72,400	1,700
Effect of Federal research credits	(40,200)	—
Change in valuation allowance	931,100	666,400

Total	$—	$—

(1)

The U.S. Tax Cuts and Jobs Act was enacted on December 22, 2017. The bill’s many changes included a reduction in the Company’s corporate tax rate from 34% to 21% beginning 2018. The Company’s deferred tax expense includes the cumulative adjustment to its deferred tax asset caused by this reduction in future tax rates.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

	December 31, 2017	December 31, 2016
Deferred tax assets:
Net operating loss carryforwards	$1,537,100	$552,800
Stock based compensation	158,700	124,200
Deferred rent	22,900	50,300
Accruals and other	44,400	49,600

Total deferred assets	1,708,000	776,900
Less valuation allowance	(1,708,000)	(776,900)

Total	$—	$—

As of December 31, 2017, the Company had U.S. federal net operating loss carryforwards of $5.1 million, which may be available to offset future income tax liabilities and will expire in 2036. As of December 31, 2017, the Company also had California state net operating loss carryforwards of $5.2 million which may be available to offset future income tax liabilities and will expire in 2036. The valuation allowance increased by $931,100 and $666,400 during the years ended December 31, 2017 and 2016, respectively.

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Notes to the Financial Statements

Note 10 – Income Taxes (continued)

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2017 and 2016, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Note 11 – Subsequent Events

In March 2018, the Company continued the offering and sale of up to 7,397,697 shares of its Class A common stock (including 1,397,697 shares previously sold in the offering prior to March 2018) with maximum gross proceeds up to $49,397,697.

In March 2018, the Company entered into a settlement agreement with one of its creditors and agreed to a payment plan for the outstanding balance due of $211,002 over the next three years. Also in March 2018, the Company entered into a settlement agreement with one of its vendors and agreed to pay $46,293 of the outstanding balance which had been previously recorded as a liability as of December 31, 2017 and has been paid in full as of April 13, 2018.

On March 15, 2018, our board of directors approved grants of options to purchase 20,050,000 shares of the Company’s class A common stock with an exercise price of $1.00 per share to certain employees of the Company.

Item 8.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company, as currently in effect (previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Bylaws of the Company, as currently in effect (previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as an exhibit to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as an exhibit to the Annual Report on Form 1-K on April 27, 2017) (previously filed as an exhibit to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as an exhibit to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as an exhibit to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as an exhibit to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as an exhibit to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as an exhibit to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as an exhibit to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as an exhibit to the Form 1-A on October 26, 2017)

6.10	Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as an exhibit to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as an exhibit to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016)

11.1	Consent of PKF, LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE FINDABLES COMPANY

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer
Date:	April 27, 2018

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw	Chief Executive Officer and Director	April 27, 2018
Arie Trouw

/s/ Arie Trouw	Chief Financial Officer	April 27, 2018
Arie Trouw

/s/ Scott Scheper	Director	April 27, 2018
Scott Scheper

/s/ Nick Urbani	Director	April 27, 2018
Nick Urbani